UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

FITT Highway Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Lawrence W. Horwitz, 26475 Rancho Parkway South, Lake Forest CA 92630

(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

June 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 30250Q205

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only.) Horwitz, Cron & Armstrong, LLP. 27-4635713.
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 100,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 100,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person PN

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ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the common stock of FITT Highway Products, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 26381 Crown Valley Parkway, Suite 230, Mission Viejo, California 92691.

ITEM 2. IDENTITY AND BACKGROUND.

(a)   This Statement is being filed by Horwitz, Cron & Armstrong, LLP (the “Reporting Person”).

(b)  The business address for Horwitz, Cron & Armstrong, LLP is 26475 Rancho Parkway South, Lake Forest, California 92630.

(c)  The principal business of the Reporting Person is to act as a law firm.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)   The Reporting Person is organized under the laws of the State of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 27, 2013 Reporting Person was issued 100,000 shares of common stock in exchange for the cancellation of debt the Issuer owed to the Reporting Person for legal services rendered.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transactions for the Reporting Persons was for them to receive stock for services rendered and to hold a capital interest in the Issuer.

The reporting persons have no plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any material change in the present capitalization or dividend policy of the Issuer;

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(d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(h) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person owns 100,000 shares representing 5.0% of the issued and outstanding common stock.

(b) The Reporting Person has the sole power to vote and dispose of his 100,000 shares based on his direct beneficial ownership of such shares.

(c) The Reporting Person received the 100,000 shares (in exchange for the cancellation of debt owed for legal services rendered) within the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock directly owned by the reporting persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

NONE

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2013

By: /s/ Lawrence W. Horwitz

Lawrence W. Horwitz